

**CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS**

Financial Statements and
Independent Accountants' Review Report

Prewrite, Inc.

As of and for the Period from Inception (October 14, 2020) to
December 31, 2020

TEL **630 420 1360**   FAX **630 420 1463**   184 SHUMAN BLVD, SUITE 200   NAPERVILLE, IL 60563
TEL **630 377 1106**   FAX **630 377 2294**   2560 FOXFIELD ROAD, SUITE 300   ST. CHARLES, IL 60174
WWW.DHJJ.COM

CONTENTS

Independent Accountants' Review Report 1

Financial Statements

    Balance Sheet 2

    Statement of Operations 3

    Statement of Changes in Shareholders' Equity 4

    Statement of Cash Flows 5

    Notes to Financial Statements 6-8





CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS ADVISORS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Members
Prewrite, Inc.
Chicago, Illinois

We have reviewed the accompanying financial statements of Prewrite Inc.(a Corporation), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, changes in shareholders' equity and cash flows for the period from inception (October 14, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

DHJJ

Naperville, Illinois
September 10, 2021

Prewrite, Inc.

BALANCE SHEET

December 31, 2020

ASSETS

CURRENT ASSETS

$ -

$ -

LIABILITIES AND EQUITY

CURRENT LIABILITIES

$ -

COMMITMENTS

-

SHAREHOLDERS' EQUITY

Common stock, $.01 par value, 100,000 shares authorized

-0- shares issued and outstanding

-

Retained earnings

-

-

$ -

Prewrite, Inc.
STATEMENT OF OPERATIONS
For the Period from Inception (October 14, 2020) to December 31, 2020

REVENUES, net	$ -
COST OF REVENUES	-
Gross profit	-
OPERATING EXPENSES	-
Loss from operations	-
STATE TAX PROVISION	-
NET EARNINGS (LOSS)	$ -

Prewrite, Inc.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the Period from Inception (October 14, 2020) to December 31, 2020

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
BALANCE, October 14, 2020	-	$ -	$ -	$ -
Net earnings (loss)	-	-	-	-
BALANCE, December 31, 2020	-	$ -	$ -	$ -

Prewrite, Inc.
STATEMENT OF CASH FLOWS
For the Period from Inception (October 14, 2020) to December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:

Net earnings (loss)	$	-
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:		-
Net cash provided by operating activities		-

CASH FLOWS FROM INVESTING ACTIVITIES:

Net cash provided by investing activities	-

CASH FLOWS FROM FINANCING ACTIVITIES:

Net cash provided by financing activities	-

NET INCREASE IN CASH	-
Cash, beginning of period	-
Cash, end of period	$ -

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for:

Interest	$	-
Taxes	$	-

Prewrite, Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Prewrite, Inc. (the "Company") was incorporated on October 14, 2020 and is in the business of publishing the web application "Prewrite", and providing additional consulting, training, and other Prewrite-related services to its customers. The Company services customers all over the world.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The Company bases their estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Valuations based on estimates are reviewed for reasonableness and conservatism on a consistent basis. Accordingly, actual results could differ from those estimates.

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting.

Revenue Recognition

The Company's anticipated revenues are generated via performance obligations of paid subscriptions for the Prewrite application, as well as related services. Subscriptions are billed and paid by customer automatically on a monthly or yearly basis. Consulting services are invoiced upon completion of the project. The Company enters into a contract with their customers which determine the transaction pricing. All revenue is generated from contracts with customers.

Revenue will be recognized at the point at which control of the underlying service is transferred to the customer. Transfer of control occurs upon the completion of the subscription and consulting projects. Accordingly, there are no performance obligations that are unsatisfied at the end of the reporting period.

Opening and closing contract balances will be included as accounts receivable and customer deposits in the balance sheet. The difference between the opening and closing balances of these contract assets result from the timing difference between completion of the Company's performance obligation and collection of the revenue.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for the service provided.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the accompanying financial statements and consist of current taxes and deferred taxes. Deferred taxes are recognized for temporary differences between the carrying amounts of assets and liabilities for financial statement and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company's current accounting policy is to record a liability for uncertain tax positions, if any, when it is probable that a loss has been incurred and the amount can be reasonably estimated. Management reviews all tax positions at least annually to determine whether the recording of a liability, including interest and penalties, or additional financial statement note disclosure is necessary.   Management has deemed no such liability or disclosure was applicable for the period ended December 31, 2020 as all tax positions are expected to be upheld upon examination by a tax authority. The Company also continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.   Generally, the Internal Revenue Service ("IRS") can include returns filed within the last three years in an audit.   If a substantial error is identified, the audit could be expanded to include up to six of the preceding years.

Adoption of New Accounting Standard

The Company adopted Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09"), in 2020, using the modified retrospective approach. ASU 2014-09 was codified into ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). As part of the adoption of the ASU, the Company elected the following transition practical expedients: (i) to reflect the aggregate of all contract modifications that occurred prior to the date of initial application when identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price; and (ii) to apply the standard only to contracts that are not completed at the initial date of application.

New Accounting Pronouncement

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in *Topic 840, Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. With the issuance of ASU 2020-05, the new standard is now effective for fiscal years beginning after December 15, 2021 and interim periods within those fiscal years beginning after December 15, 2022. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company has not yet selected a transition method and is currently evaluating the effect that the standard will have on the financial statements.

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-continued

Management's Evaluation

Management evaluated subsequent events through September 10, 2021, the date that the financial statements were available to be issued.

NOTE B--SUBSEQUENT EVENTS

In June 2021, the Company established a shareholders' agreement that initiated initial company funding and issuance of common stock to the shareholders. Under the agreement 40,000 shares of common stock were issued to the shareholders' at par value.